UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2015 (Report No. 5)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  N/A

Contents

This Report on Form 6-K of the registrant is incorporated by reference into the registrant's Registration Statements on Form F-3 (Registration Nos. 333-208785 and 333-195794) and Form S-8 (Registration Nos. 333-208278, 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010 and 333-133968).

On December 31, 2015, Perion Network Ltd. (the "Registrant") held its 2015 Annual General Meeting of Shareholders at the offices of the Registrant located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 (the "Meeting").

At the Meeting, all of the proposals set forth in the Registrant's Proxy Statement, dated November 16, 2015, were duly approved: (i) the proposal to reelect Mr. Roy Gen as a director for a three year term (until the annual general meeting of the shareholders of the Registrant to be held in the year 2018 and the due election of his successor); (ii) the proposal to elect Ms. Osnat Ronen as a director for a three year term (until the annual general meeting of the shareholders of the Registrant to be held in the year 2018 and the due election of her successor); (iii) the proposal to approve the compensation terms of all of the Registrant’s non-executive directors; (iv) the proposal to appoint Kost Forer Gabbay&Kasierer, a member of Ernst &Young Global, as the independent public auditors of the Registrant until the annual general meeting of the shareholders of the Registrant to be held in the year 2016, and that the Board of Directors be authorized to fix the compensation of said auditors.

All of the aforesaid proposals are more fully described in the Notice of the Meeting and Proxy Statement, which were filed on Form 6-K by the Registrant on November 16, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perion Network Ltd.

By:	/s/ Limor Gershoni Levy
Name: Limor Gershoni Levy
Title: Corporate Secretary & General Counsel

Date: December 31, 2015